Exhibit 99.1

IsoTis OrthoBiologics Receives FDA 510(k) Clearance for OrthoBlast(R) II

LAUSANNE, Switzerland, IRVINE, CA, USA – December 8, 2005 - IsoTis OrthoBiologics (SWX/Euronext: ISON) (TSX: ISO) today announced it received 510(k) clearance from the US Food and Drug Administration  (FDA) for the use of OrthoBlast II(R) in orthopedic applications.

IsoTis OrthoBiologics has previously obtained 510(k) clearances for DynaGraft II(TM), Accell Connexus (TM), OsSatura(TM), and its bone marrow aspiration kit Aspirex. Accell(R) DBM100 and Accell TBM(TM), having no excipient carriers, are regulated by the FDA as human tissue and not as medical devices requiring premarket clearance.

Pieter Wolters, President and CEO of IsoTis said: “With the 510(k) clearance of OrthoBlast II, all IsoTis’ marketed products are in compliance with FDA regulations, and we can continue to focus on servicing the orthopedic profession with products that are first in class in the bone grafting market. The increased uptake of our innovative Accell product line as a result of the high levels of BMPs it contains, and the solid market position of first generation products like OrthoBlast II, provide us with a healthy basis for growth in the years to come.”

OrthoBlast II is a combination of demineralized bone matrix (DBM) with cancellous bone chips delivered in a reverse phase medium. The reverse phase medium becomes more viscous at body temperature, but less viscous at cooler temperatures. Therefore, it is malleable at operating room temperatures, but thickens when placed in the operative site. This allows the DBM to be contained at the graft site with minimal loss through irrigation and suction.

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots
Tel: +41(0)21 620 6011
Fax: +41 (0)21 620 6060
E-mail: hans.herklots@isotis.com

Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).